Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 55 DATED SEPTEMBER 4, 2008

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007, supplement no. 45 dated January 3, 2008, supplement no. 50 dated April 4, 2008, supplement no. 52 dated June 24, 2008, supplement no. 53 dated August 5, 2008 and supplement no. 54 dated August 22, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition and related financing of a senior mezzanine loan with a face amount of $500,000,000;

•

our origination and investment in a mezzanine loan on the office component of a 49-story office and residential condominium building containing 1,202,503 square feet of office space in Chicago, Illinois; and

•	the acquisition of a six building office and laboratory campus containing 205,707 rentable square feet in Bothell, Washington.

Status of the Offering

We ceased offering shares of common stock in our primary offering of 200,000,000 shares on May 30, 2008 but are continuing to process subscriptions from qualified accounts. For investments by qualified accounts, subscription agreements must be dated on or before May 30, 2008 and all documents and funds must have been received by us by September 1, 2008. We are continuing to offer shares of common stock under our dividend reinvestment plan and may do so until we have sold all 80,000,000 shares. As of August 28, 2008, we had accepted aggregate gross offering proceeds of approximately $1.75 billion.

Investment in GKK Mezzanine Loan and Related Financing

On August 22, 2008, we, through an indirect wholly owned subsidiary, acquired a senior mezzanine loan with a face amount of $500,000,000 (the “GKK Mezzanine Loan”), which was used to fund a portion of Gramercy Capital Corp.’s (“Gramercy”) acquisition of American Financial Realty Trust (“AFR”) that closed on April 1, 2008. The purchase price of the GKK Mezzanine Loan was approximately $496,039,000 plus closing costs. We funded the acquisition with the proceeds from our primary offering and two separate repurchase agreements from Goldman Sachs Mortgage Company (“Goldman”) and Citigroup Financial Products Inc. (“Citigroup”), described below.

The borrowers under the GKK Mezzanine Loan are (i) the wholly owned subsidiary of Gramercy formed to own 100% of the equity interests in AFR, (ii) AFR and (iii) approximately 100 subsidiaries of AFR that directly or indirectly own equity interests in the entities that own the AFR portfolio of properties. AFR and its subsidiaries own over 900 office and bank branch properties located in 37 states and Washington, D.C. and partial ownership interests in 125 bank branch properties (a 99% interest in 52 properties and a 1% interest in 73 properties) occupied primarily by Citizens Bank.

The GKK Mezzanine Loan bears interest at a variable rate of one-month LIBOR plus 520 basis points. The GKK Mezzanine Loan has an initial maturity date of March 11, 2010 with a one-year option to extend subject to certain conditions. Prior to maturity, the borrowers under the GKK Mezzanine Loan are required to make interest-only payments to us (although certain cash flow relating to the Dana portfolio is required to be applied to pay down the GKK Mezzanine Loan), with the outstanding principal balance being due at maturity. The borrowers are also permitted to release certain properties subject to meeting specified conditions, including the payment of a release price to us.

The GKK Mezzanine Loan is subordinate to senior loans in the approximate aggregate principal amount of $1,841,044,000 as of June 30, 2008. Approximately $1,605,500,000 (face value) of the senior loans were assumed by Gramercy as part of its acquisition of AFR. Goldman, Citicorp North America, Inc. (“Citi”) and SL Green Realty Corp. (“SL Green”) originated a $250,000,000 mortgage loan at the closing of Gramercy’s acquisition of AFR. The GKK Mezzanine Loan is senior to a $99,329,673 (face amount) junior mezzanine loan, which was originated by Goldman, Citi and SL Green.

The GKK Mezzanine Loan is secured by, among other things, a first lien priority pledge in 100% of the equity interests in AFR (the upper tier pledge) and various first lien priority pledges in the equity interests of certain of the entities that own the AFR portfolio and certain entities that own some or all of the equity interests in the property owning entities (the lower tier pledges). In certain cases, the lower tier pledge is of 100% of the equity interests of the applicable property owning entity and in other cases the pledge is less than 100% depending upon what type of pledges were permitted under the existing senior loans that were assumed at closing. Unlike a foreclosure under a deed of trust, the foreclosure of an equity interest entitles the foreclosing party (in this case, our indirect wholly owned subsidiary) to take title to an equity interest rather than taking title to the real property. Foreclosure on the equity interests in AFR would allow us to take direct control of AFR and indirect control of the AFR portfolio of properties, subject to the senior loans. With respect to certain material misrepresentations or other acts of bad faith as set forth in the guarantee agreement, amounts under the GKK Mezzanine Loan are guaranteed by Gramercy.

Our right to payment under the GKK Mezzanine Loan is subordinate to the right to payment of the senior lenders. As holder of the GKK Mezzanine Loan, we entered into intercreditor agreements with seven of the senior lenders. Each intercreditor agreement provides that in the event of a default under the GKK Mezzanine Loan, we would be entitled to foreclose on the pledged ownership interests subject to the satisfaction of customary transfer provisions set forth in the intercreditor agreement.

On August 22, 2008, in connection with our acquisition of the GKK Mezzanine Loan, we, through indirect wholly owned subsidiaries, entered into two repurchase agreements with Goldman and Citigroup. Together, the two repurchase agreements encumbered our entire ownership interest in the GKK Mezzanine Loan and financed $297,623,400 of our cost of acquiring the GKK Mezzanine Loan. The repurchase agreement with Goldman is in the amount of $167,413,162 and the repurchase agreement with Citigroup is in the amount of $130,210,238.

The repurchase agreements with Goldman and Citigroup currently bear interest at a rate of 30-day LIBOR plus 150 basis points and have a maturity date of the earliest to occur of (a) March 9, 2011, (b) the maturity or termination date of the GKK Mezzanine Loan, or (c) such earlier date on which the repurchase agreements shall terminate in accordance with their terms or by operation of law. Though certain indirect wholly owned subsidiaries are the parties that entered the repurchase agreements, we have guaranteed amounts outstanding under the agreements. We may prepay amounts outstanding under the repurchase agreements, though prepayments are subject to breakage fees. The repurchase agreements also require us to meet certain financial covenants and contain other covenants and events of default that are typical for this type of financing.

Loan Origination – 55 East Monroe

On August 27, 2008, we, through an indirect wholly owned subsidiary, originated and fully funded a mezzanine loan in the amount of $55,000,000 (the “55 East Monroe Mezzanine Loan”) on the office component of the 55 East Monroe building, a 49-story office and residential condominium building (the “55 East Monroe Office Building”). The 55 East Monroe Office Building contains 1,202,503 square feet of office space and is located in downtown Chicago, Illinois. The 55 East Monroe Mezzanine Loan matures on September 1, 2010, with three one-year extension options subject to certain conditions, and bears interest at a fixed rate of 12%. Neither we nor our advisor are affiliated with the borrower under the 55 East Monroe Mezzanine Loan. The loan was funded with proceeds from our primary offering.

Acquisition of North Creek Parkway Center

On August 28, 2008, we, through an indirect wholly owned subsidiary, purchased a six building office and laboratory campus containing 205,707 rentable square feet (“North Creek Parkway Center”) from a seller unaffiliated with us or our advisor. North Creek Parkway Center is located on an approximate 13.52-acre parcel of land in Bothell, Washington. The purchase price of North Creek Parkway Center was approximately $41.1 million plus closing costs.

The acquisition of North Creek Parkway Center was funded with proceeds from our primary offering, but we may later place mortgage debt on the property.

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